Exhibit 99.1

Curaleaf Announces Closure of Operations in California, Colorado and Oregon

Proactive Exit Will Generate Additional Cash and Improve Margins in Non-SAFE Banking Environment

2023 Free Cash Flow Expected to Exceed $125 Million

NEW YORK, Jan. 26, 2023 — Curaleaf Holdings, Inc. (CSE: CURA) (OTCQX: CURLF) ("Curaleaf" or the "Company"), a leading international provider of consumer cannabis products, a leading international provider of consumer cannabis products, today announced the proactive closure of the majority of its operations in California, Colorado and Oregon, beginning this month, as part of its continued effort to streamline its business. Additionally, in an effort to further optimize operations and reduce costs, the Company will consolidate cultivation and processing operations in Massachusetts to a single facility in Webster, resulting in the closure of its Amesbury facility. Curaleaf expects to record non-cash restructuring and impairment charges that it will detail on its fourth quarter earnings call in March.

Concurrent with these actions, the Company has reduced its payroll by 10% which, when coupled with other cost savings initiatives, it expects to realize $60M in gross run-rate expense savings in 2023, exceeding its initial savings target by 50%.

The Company will exit production and cultivation facilities in California, Colorado and Oregon. While these states have contributed to the growth of Select and other Curaleaf wholesale brands, the Company acknowledges the difficult operating environment in these investment states and will instead place a laser focus on cash generation in its core revenue-driving markets moving forward.

Curaleaf began aggressive cost-cutting measures in these states in 2022 through facility closures and reductions in workforce. These adjustments were necessary for the future success and profitability of the business and were made as a result of recent legislative decisions, price compression, and lack of enforcement of the illicit market. For context, these markets contributed less than $50M in revenue to Curaleaf last year. Curaleaf expects these market closures will be immediately accretive to its adjusted EBITDA margins and positions it for robust positive free cash flow generation in excess of $125M this year as management executes on its strategic priorities.

“Today’s announcement reflects a decision that we did not arrive at lightly, and one that makes sense for our business at this time,” said CEO, Matt Darin. “We have a fiduciary responsibility to our shareholders to improve margins and fortify our balance sheet by controlling what we can in our business. We believe these states will represent opportunities in the future, but the current price compression caused by a lack of meaningful enforcement of the illicit market prevent us from generating an acceptable return on our investments. We are confident that these moves, made to improve our cashflow and margins, are the right ones to bolster the future success and profitability of Curaleaf. Optimizing the existing portfolio in this way allows us to enter 2023 in a position of strength and further enhances our visibility around continued margin expansion and highly profitable growth. We remain excited about our future growth prospects both domestically and internationally, and now can devote greater resources to tangible growth opportunities in emerging markets such as Europe.”

About Curaleaf Holdings

Curaleaf Holdings, Inc. (CSE: CURA) (OTCQX: CURLF) ("Curaleaf") is a leading international provider of consumer products in cannabis with a mission to improve lives by providing clarity around cannabis and confidence around consumption. As a high-growth cannabis company known for quality, expertise and reliability, the Company and its brands, including Curaleaf, Select, and Grassroots provide industry-leading service, product selection and accessibility across the medical and adult-use markets. In the United States, Curaleaf currently operates in 19 states with 147 dispensaries, and employs nearly 5,500 team members. Curaleaf  International is the largest vertically integrated cannabis company in Europe with a unique supply and distribution network throughout the European market, bringing together pioneering science and research with cutting-edge cultivation, extraction and production. Curaleaf is listed on the Canadian Securities Exchange under the symbol CURA and trades on the OTCQX market under the symbol CURLF. For more information, please visit https://ir.curaleaf.com.

FORWARD-LOOKING STATEMENTS

This media advisory contains forward–looking statements and forward–looking information within the meaning of applicable securities laws. These statements relate to future events or future performance. All statements other than statements of historical fact may be forward–looking statements or information. Generally, forward-looking statements and information may be identified by the use of forward-looking terminology such as "plans", "expects" or, "proposed", "is expected", "intends", "anticipates", or "believes", or variations of such words and phrases, or by the use of words or phrases which state that certain actions, events or results may, could, would, or might occur or be achieved. More particularly and without limitation, this news release contains forward–looking statements and information concerning the Company’s operations in California, Colorado and Oregon. Such forward-looking statements and information reflect management's current beliefs and are based on assumptions made by and information currently available to the company with respect to the matter described in this new release. Forward-looking statements involve risks and uncertainties, which are based on current expectations as of the date of this release and subject to known and unknown risks and uncertainties that could cause actual results to differ materially from those expressed or implied by such statements. Additional information about these assumptions and risks and uncertainties is contained under "Risk Factors and Uncertainties" in the Company's latest annual information form filed March 9, 2022, which is available under the Company's SEDAR profile at http://www.sedar.com, and in other filings that the Company has made and may make with applicable securities authorities in the future. Forward-looking statements contained herein are made only as to the date of this press release and we undertake no obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise, except as required by law. We caution investors not to place considerable reliance on the forward looking statements contained in this press release. The Canadian Securities Exchange has not reviewed, approved or disapproved the content of this news release.

INVESTOR CONTACT
Curaleaf Holdings, Inc.
Camilo Lyon, Chief Investment Officer
IR@curaleaf.com

MEDIA CONTACT
Curaleaf Holdings, Inc.
Tracy Brady, SVP Corporate Communications
media@curaleaf.com